NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021470

Received SEC
JAN 17 2008
Washington, DC 20549

January 17, 2008

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2008

Re: Wells Fargo & Company
Incoming letter dated December 20, 2007

Dear Ms. Zahn:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Wells Fargo by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

VIA FEDERAL EXPRESS

December 20, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by Gerald R. Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2008 annual meeting of stockholders (collectively, the "2008 Proxy Materials"), in reliance on Rule 14a-8(i)(11), a proposal and related supporting statement received on November 19, 2007 from Gerald R. Armstrong (the "Armstrong Proposal"). Wells Fargo intends to exclude the Armstrong Proposal on the grounds that it is substantially duplicative of a proposal submitted on November 8, 2007 by Service Employees International Union, CLC (the "SEIU Proposal"), which Wells Fargo intends to include in its 2008 Proxy Materials. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Armstrong Proposal from the 2008 Proxy Materials in reliance on Rule14a-8(i)(11) for the reasons stated herein.

Wells Fargo expects to file its definitive 2008 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2008. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Armstrong Proposal more than 80 calendar days before filing its definitive 2008 Proxy Materials with the Commission.

<u>The Proposals</u>

The Armstrong Proposal, which is attached hereto as Exhibit A, requests the "Board of Directors to establish a policy separating the roles of the Chairman of the Board and the Chief Executive Officer (or President) whenever possible, so that an independent Director who has not served as an executive officer of the corporation serves as the Chairman of the Board of Directors."

If adopted the SEIU Proposal, which is attached hereto as Exhibit B, would amend Wells Fargo's bylaws to state that "the Chairman shall be a director who is independent from the Company." The SEIU Proposal defines "independent" as having the meaning set forth in the New York Stock Exchange listing standards. The SEIU Proposal also specifies the procedure for selecting a new Chairman if the current Chairman is no longer independent and provides that compliance with the bylaw will be excused if no independent director is available or willing to serve as Chairman.

Discussion

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See Rel. No. 34-12598 (Jul. 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has considered whether the principal thrust or focus of the two proposals is substantially the same. See *Sara Lee Corporation* (available August 18, 2006); *EMCOR Group, Inc.* (available May 16, 2000); *Pacific Gas and Electric Company* (available February 1, 1993).

The principal thrust or focus of both the SEIU Proposal and the Armstrong Proposal is the same: to establish a requirement that the Chairman of the Board be an independent director. The only substantive difference between the proposals relates to the mechanism by which that requirement would be implemented. The SEIU Proposal, if approved, would amend the bylaws to require an independent Chairman without further action by the Board. The Armstrong Proposal requests that the Board adopt a policy. This difference, however, is without significance to the analysis under Rule 14a-8(i)(11). The Staff consistently has taken the position that stockholder proposals may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even though one proposal amends or requests an amendment to a corporation's governing documents and one merely requests the adoption of a policy or resolution by the corporation's Board of Directors. See *United Technologies Corporation* (available January 19, 2006) (precatory proposal requesting that the Board adopt a majority voting standard substantially duplicative of earlier-received mandatory bylaw amendment requiring majority voting); *EMCOR Group* (mandatory bylaw amendment prohibiting the adoption or retention of the company's stockholder rights plan substantially duplicative of an earlier received precatory proposal requesting that the Board refrain from adopting a rights plan or agreement without prior approval of the stockholders and to redeem the rights plan currently in place).

The other differences between the proposals are not substantive and, therefore, do not alter the conclusion that the two proposals have the same principal thrust or focus. The SEIU Proposal contains more detail than the Armstrong Proposal regarding such matters as the definition of "independent," the mechanism for selecting a new Chairman if the current Chairman is no longer independent, and excusing compliance if no independent director is available or willing to serve as Chairman. Similar differences were present in the two proposals in *Sara Lee*. Sara Lee received a proposal that requested a policy that the Board's Chairman be an independent director who has not served as an executive officer. Similar to the SEIU Proposal, the earlier-received Sara Lee proposal specified that the policy should address how to select a new independent Chairman if a current Chairman ceases to be independent and that compliance with the policy would be excused if no independent director was available and willing to serve as Chairman. A subsequently received proposal requested a rule in the charter or bylaws separating the roles of CEO and Board Chairman but, like the Armstrong Proposal, did not address the issues of selecting a new independent Chairman or excusing compliance if no independent director was available or willing to serve. Despite these differences, the Staff concurred with Sara Lee's view that it could exclude the later-received stockholder proposal on the grounds that it was substantially duplicative of the previously submitted proposal. See also *Weyerhaeuser Company* (available January 18, 2006).

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Armstrong Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(11).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A and B, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Mr. Armstrong of its intention to omit the Armstrong Proposal from the 2008 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573 or by fax at 612/667-6082.

Very truly yours,

Jeannine E. Zahn
Senior Counsel

cc: Gerald R. Armstrong

EXHIBIT A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 14, 2007

Mr. Richard M. Kovacevich,
Chairman and Chief Executive Officer
WELLS FARGO & COMPANY
420 Montgomery Street
San Francisco, California 94101

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of WELLS FARGO & COMPANY, at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 38,754 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Certified Express Mail No.EB 019196729

RESOLUTION

That the shareholders of WELLS FARGO & COMPANY request their Board of Directors to establish a policy separating the roles of the Chairman of the Board and the Chief Executive Officer (or President) whenever possible, so that an independent Director who has not served as an executive officer of the corporation serves as the Chairman of the Board of Directors.

STATEMENT

As the primary purpose of the Board of Directors is to protect shareholders' interests by providing the independent oversight of management, including the Director serving as Chairman of the Board and President and/or Chief Executive Officer, the proponent believes that the separation of these roles will promote greater accountability to the Board of Directors and to the shareholders whose capital has created the corporation.

Fortunately, at the time this proposal is being made, Wells Fargo had not joined other financial entities in what has become 2007's "Write-down World" which include the following:

Washington Mutual, Inc.
Countrywide Financial Corp.
Wachovia Corp.
Bank of America Corp.
J. P. Morgan Chase & Co.
Citigroup, Inc.
Bear Stearns & Co.

None of these, including Wells Fargo & Company have an independent chairman of the board. The proponent believes the presence of an independent chairman would create greater accountability from other directors as well as the officers, including the president, of the corporation.

Many respected institutional investors support the proposed separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the Board must embrace independence, and it must ultimately change the way in which directors interact with management."

In order to ensure that our Board can provide the strategic direction for our company with greater independence and accountibility, please vote "FOR" this proposal.

The proponent wishes to list the billions of "write-downs" beside the name of each corporation when those figures for 2007 are known.

SEIU
Stronger Together

November 8, 2007

Richard M. Kovacevich
Chairman
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

cc:
Laurel A. Holschuh
Senior Vice President and Corporate Secretary
MAC #N9305-173
Sixth and Marquette
Minneapolis, MN 55479

Also via Email: laurel.a.holschuh@wellsfargo.com

And via Facsimile: 612-667-6082

Dear Mr. Kovacevich:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2007 proxy statement of Wells Fargo & Company (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wells Fargo & Co. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the shareholders of Wells Fargo & Company ("Wells Fargo") hereby amend section 5.3 of the By-Laws to replace the sentence stating "The Chairman may, by resolution of the Board, be designated Chief Executive Officer of the Company" with the following:

"The Chairman shall be a director who is independent from the Company. For purposes of this By-Law, 'independent' has the meaning set forth in the New York Stock Exchange ('NYSE') listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of this By-Law within 60 days of such determination. Compliance with this By-Law shall be excused if no director who qualifies as independent is elected by the shareholders or if no director who is independent is willing to serve as Chairman. This By-Law shall apply prospectively so as not to violate any contractual obligation of the Company in effect when this By-Law was adopted."

The shareholders also delete the phrase "If the Chairman is not designated Chief Executive Officer" from the fourth sentence of section 5.3.

SUPPORTING STATEMENT

Currently, the Company's former CEO Richard Kovacevich serves as Chairman of the Board. In 2007, the Company appointed a CEO who is not the Chairman, and while this was a positive step, the Board did not use this opportunity to appoint an independent director as Chairman, something investors have asked the Company to do in the past.

Though our Company has implemented a number of governance reforms in recent years, it scored lower than 91.6% of S&P 500 companies on corporate governance issues in 2007, according to Institutional Shareholder Services (*ISS Proxy Report 4/5/07*). Wells Fargo's governance scores were even lower in 2006 and 2005.

A Board Chairman has significant influence over how the Board oversees corporate activities and strategies, ensures compliance with legal and accounting standards, and the Board agenda overall. Wells Fargo's Board also has significant responsibilities that involve overseeing the CEO, including monitoring CEO performance, CEO compensation, and creating a CEO succession plan.

Our Company has designated the Governance and Nominating Committee Chair as a lead director, yet that lead director has received substantial withhold votes in recent years due to a lack of independence (deemed an "affiliated outsider").

Because financial services companies are extraordinarily complex, can deeply impact financial markets, and wield enormous power, we believe the role of Chairman should meet high standards of independence to ensure proper oversight of executives, and to increase accountability by management to the entire Board.

For the Board of Directors to better assess Wells Fargo's governance challenges, and to properly manage our Company's executives, we urge shareholders to vote FOR this Proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 20, 2007

The proposal requests that the board of directors establish a policy of separating the roles of chairman of the board and chief executive officer (or president), whenever possible, so that an independent director who has not served as an executive officer serves as chairman of the board.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Wells Fargo's 2008 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

William A. Hines
Special Counsel

END